EXHIBIT (e)(66)

Next Level Communications, Inc.

6085 State Farm Drive

Rohnert Park, CA 94928

(707) 584-6820

(888) 653-8354 (fax)

March 7, 2003

Kenneth L. St. Cyr

1919 Lyon Court

Santa Rosa, CA 95403

Dear Kenneth:

The Board of Directors (the “Board”) of Next Level Communications, Inc., a Delaware corporation (the “Corporation”), has determined that it is in the best interests of the Corporation and its stockholders to assure that the Corporation will continue to have your dedication and services notwithstanding the possibility, threat or occurrence of a Change in Control (as defined herein). The Board believes it is imperative to diminish the distraction that you would face by virtue of the personal uncertainties created by a pending or threatened Change in Control (including consummation of the pending tender offer from Motorola, Inc., which would constitute a Change in Control, as defined below) and to encourage your full attention and dedication to the Corporation. Further, the Board desires to provide you with compensation and benefits arrangements upon a Change in Control which ensure that your compensation and benefits expectations will be satisfied and which are competitive with those of other corporations. Therefore, in order to accomplish these objectives, the Board has caused the Corporation to enter into this Agreement (the “Agreement”).

1. Term of Agreement. The terms of this Agreement shall become effective upon the execution hereof by the Corporation and shall continue unless terminated by written agreement between you and the Corporation; provided, that if a Change in Control (as defined below) occurs, then the term of this Agreement shall continue in effect for a period of not less than twenty-four (24) months beyond the date (the “Change in Control Date”) on which a Change in Control occurs. No benefits shall be payable hereunder unless there has been a Change in Control.

2. Definitions. The following terms shall have the following meanings:

“Approval Date” shall mean the date on which the stockholders of the Corporation approve a transaction the consummation of which would result in the occurrence of a Change in Control.

“Beneficial Owner” shall have the meaning given to such term in Rule 13d-3 under the Exchange Act.

“Cause” shall mean termination by the Corporation of your employment: (a) upon your willful and continued failure to perform substantially your duties with the Corporation resulting in material economic or financial injury to the Corporation (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after your issuance of a Notice of Termination for Good Reason), after a written demand for substantial performance is delivered to you by the Board which demand specifically identifies the manner in which the Board believes that you have not substantially performed your duties; (b) upon your willful and continued failure to follow and comply substantially with the specific and lawful directives of the Board, as reasonably determined by the Board, resulting in material economic or financial injury to the Corporation (other than any such failure resulting from your incapacity due to physical or mental illness or any such actual or anticipated failure after your issuance of a Notice of Termination for Good Reason), after a written demand for substantial performance is delivered to you by the Board, which demand specifically identifies the manner in which the Board believes that you have not substantially followed or complied with the directives of the Board; (c) upon your conviction of a felony; (d) upon your conviction of a misdemeanor involving fraud or dishonesty or moral turpitude resulting in material economic or financial injury to the Corporation; or (e) upon your willful engagement in illegal conduct which is materially and demonstrably injurious to the Corporation. For purposes of this definition of “Cause,” no act, or failure to act, on your part shall be deemed “willful” unless done, or omitted to be done, by you not in good faith. In the event of a Change in Control pursuant to which the Corporation is not the surviving entity, then on and after the Change in Control Date all determinations and actions required to be taken by the Board under this definition shall be made or taken by the board of directors of the surviving entity, or if the surviving entity is a subsidiary, then by the board of directors of the ultimate parent corporation of the surviving entity.

A “Change in Control” shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the events set forth below:

(i) Acquisition of Stock by Third Party. Any Person (as defined below) is or becomes the Beneficial Owner (as defined below), directly or indirectly, of securities of the Corporation representing thirty-three and one third percent (33 1/3%) or more of the combined voting power of the Corporation’s then outstanding securities and Motorola, Inc. (“Motorola”) then owns less than fifty percent (50%) of such securities, or Motorola, directly or indirectly, acquires at least ninety percent (90%) of the total voting power represented by the Corporation’s then outstanding voting securities, whether through a tender offer, merger, or any other means;

(ii) Change in Board of Directors. During any period of two (2) consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Corporation to effect a transaction described in (i), (iii) or (iv) of this definition) whose election by the Board or nomination for election by the Corporation’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the members of the Board;

(iii) Corporate Transactions. The effective date of a merger or consolidation of the Corporation with any other entity, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 51% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity;

(iv) Liquidation. The approval by the stockholders of the Corporation of a complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation’s assets; or

(v) Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act (as defined below), whether or not the Corporation is then subject to such reporting requirement.

“Change in Control Date” shall mean the date on which a Change in Control is effected.

“Date of Termination” shall mean (a) if your employment is terminated due to your death, the date of your death; (b) if your employment is terminated for Disability, thirty (30) days after Notice of Termination is given (provided that you shall not have returned to the full-time performance of your duties during such thirty (30) day period), and (c) if your employment is terminated for Cause or Good Reason or for any other reason (other than death or Disability), the date specified in the Notice of Termination (which, in the case of a termination without Cause shall not be less than thirty (30) days from the date such Notice of Termination is given, and in the case of a termination for Good Reason shall not be less than fifteen (15) nor more than sixty (60) days from the date such Notice of Termination is given). Notwithstanding anything to the contrary contained in this definition, if within fifteen (15) days after any Notice of Termination is given, the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, then the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, or otherwise; provided, however, that (i) the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence; and (ii) in the event of your death pending a dispute, and the resolution of such dispute is ultimately in your favor, then the Date of Termination shall be the date specified in the Notice of Termination.

“Disability” shall mean you shall have been absent from the full-time performance of your duties with the Corporation for six (6) consecutive months as a result of your incapacity due to physical or mental illness.

“Dispute” shall mean any disagreement, dispute, controversy, claim, suit, action or proceeding arising out of or relating to this Agreement or the interpretation of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Good Reason” shall mean, without your express written consent, the occurrence after the earlier to occur of the Approval Date or the Change in Control Date of any of the following circumstances unless such circumstances are fully corrected (provided such circumstances are capable of correction) prior to the Date of Termination specified in the Notice of Termination given in respect thereof:

(a) the assignment to you of any duties inconsistent with your position in the Corporation, a significant adverse alteration in the nature or status of your responsibilities or the conditions of your employment, or any other action by the Corporation that results in a material diminution in your position, authority, title, duties or responsibilities, all as compared to your employment status immediately prior to the earlier to occur of the Approval Date or the Change in Control Date;

(b) the Corporation’s reduction of your annual base salary;

(c) the Corporation’s failure to pay to you any portion of your current compensation or to pay to you any portion of an installment of deferred compensation under any deferred compensation program of the Corporation within seven (7) days of the date such compensation is due;

(d) the Corporation’s failure to continue in effect any material compensation or benefit plan or practice in which you are eligible to participate (other than any equity based plan), unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the Corporation’s failure to continue your participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of your participation relative to other participants;

(e) the Corporation’s failure to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement, as contemplated in Section 6 hereof; or

(f) any purported termination of your employment that is not effected pursuant to a Notice of Termination, which purported termination shall not be effective for purposes of this Agreement.

Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.

“Notice of Termination” shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated.

“Person” shall have the meaning as set forth in Sections 13(d) and 14(d) of the Exchange Act; provided, however, that Person shall exclude (i) the Corporation, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, (iii) any corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportions as their ownership of stock of the Corporation and (iv) Motorola.

3. Termination in Connection with a Change in Control. If a Change in Control of the Corporation occurs during the term of this Agreement, and within two years following the

Change in Control, either the Corporation terminates your employment without Cause or you terminate your employment for Good Reason, then (a) the Corporation will pay you upon cessation of your employment an amount equal to one hundred fifty percent (150%) of your annual base salary as in effect immediately prior to delivery of the Notice of Termination (or, if greater, immediately prior to the occurrence of the event constituting Good Reason) plus one hundred fifty percent (150%) of your targeted annual bonus for the year in which the Date of Termination occurs (assuming that the bonus targets are satisfied at 100% and without giving effect to any event constituting Good Reason), which targeted annual bonus for the year 2003 shall, for purposes of this Agreement, be deemed to be 60% of annual base salary, and (b) for the period beginning on the Date of Termination and ending on the earlier of (i) the date which is eighteen (18) full months following the Date of Termination or (ii) the first day of your eligibility to participate in a comparable group welfare plan maintained by a subsequent employer, the Corporation shall pay for and provide you and your dependents with the same life, disability, accident and health insurance coverage to which you would have been entitled had you remained continuously employed by the Corporation during such period, provided that in the event that you are ineligible under the terms of the Corporation’s benefit plans to continue to be so covered, the Corporation shall provide you with substantially equivalent coverage through other sources or will provide you with a lump sum payment (determined on a present value basis using the interest rate provided in Section 1274(b)(2)(B) of the Code on the Date of Termination) in such amount that, after all income and employment taxes on that amount, shall be equal to the cost to you of providing yourself such coverage, and provided further that at the termination of such coverage, you and your dependents shall be entitled to continuation coverage pursuant to Section 4980B of the Code, Sections 601-608 of the Employee Retirement Income Security Act of 1974, as amended, and under any other applicable law, to the extent required by such laws, as if you had terminated employment with the Corporation on the date such benefits coverage terminates.

4. Taxes. You shall bear all expense of, and be solely responsible for, all federal, state, local or foreign taxes due with respect to any benefit received hereunder, including, without limitation, any excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”); provided, however, that any benefit received or to be received by you in connection with a Change in Control (“Contract Benefits”) or any other plan, arrangements or agreement with the Corporation or an affiliate (collectively with the Contract Benefits, the “Total Benefits”) that would constitute a “parachute payment” within the meaning of Section 280G of the Code, shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code but only if, by reason of such reduction, the net after-tax benefit received by you shall exceed the net after-tax benefit received by you if no such reduction was made. For purposes of this Section 5, “net after-tax benefit” shall mean (i) the Total Benefits which you receive or are then entitled to receive from the Corporation that would constitute “parachute payments” within the meaning of Section 280G of the Code, less (ii) the amount of all federal, state and local income and employment taxes payable by you with respect to the foregoing calculated at the highest marginal income tax rate for each year in which the foregoing shall be paid to you (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first receipt of the foregoing benefits), less (iii) the amount of excise taxes imposed with respect to the benefits described in (i) above by Section 4999 of the Code. The foregoing determination will be made by the Corporation’s independent certified public accountants serving immediately prior to the Change in Control (the “Accountants”). In the event that the Accountants are also serving as accountant or auditor for the individual, group or entity effecting the Change in Control, you may appoint another nationally recognized public accounting firm to make the determination required hereunder (which firm shall then be referred to as the Accountants hereunder). All fees and expenses of the Accountants shall be borne by the Corporation. You will direct the Accountants to submit their determination and detailed supporting calculations to both you and the Corporation within fifteen (15) days of receipt of notice from you or the Corporation that you have received or will receive the Total Benefits. If the Accountants determine that such reduction is required by this Section 5, you, in your sole and absolute discretion, may determine which Total Benefits shall be reduced to the extent necessary so that no portion thereof shall be subject to the excise tax imposed by Section 4999 of the Code, and the Corporation shall pay such reduced amount to you. You and the Corporation will each provide the Accountants access to and copies of any books, records, and documents in the possession of you or the Corporation, as the case may be, reasonably requested by the Accountants, and otherwise cooperate with the Accountants in connection with the preparation and issuance of the determinations and calculations contemplated by this Section 5.

5. Successors; Binding Agreement.

5.1 Successor to Assume Agreement. The Corporation shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business andor assets of the Corporation to expressly assume and agree to perform this Agreement. Unless expressly provided otherwise, “Corporation” as used herein shall mean the Corporation as defined in this Agreement and any successor to its business and/or assets as aforesaid.

5.2 Binding Agreement. This Agreement shall inure to the benefit of and be enforceable by you and your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder had you continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there is no such designee, to your estate.

6. Notice. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. All notices, requests, demands and other communications shall be addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Corporation shall be directed to the attention of the Board with a copy to the Secretary of the Corporation, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

7. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any benefits provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law. The section headings contained in this Agreement are for convenience only, and shall not affect the interpretation of this Agreement.

8. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

9. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

10. Suits, Actions, Proceedings, Etc.

10.1 Legal Fees. The Corporation shall pay to you all legal fees and expenses incurred by you in connection with any Dispute arising out of or relating to this Agreement or the interpretation thereof in which you are the prevailing party (including, without limitation, all such fees and expenses, if any, incurred in contesting or disputing any termination of your employment or in seeking to obtain or enforce any right or benefit provided by this Agreement, or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Code to any benefit provided hereunder).

10.2 Choice of Law; Arbitration. The internal laws of the State of California, United States of America, applicable to contracts entered into and wholly to be performed in California by California residents, without reference to any principles concerning conflicts of law, shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereunder; provided, however, that this Section 11.2 and the parties’ rights under this Section 11.2 shall be governed by and construed in accordance with the Federal Arbitration Act, 9 U.S.C. Section 1 et seq. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by the following procedures: Either party may send the other written notice identifying the matter in dispute and involving the procedures of this Section 11.2. Within fourteen (14) days after such written notice is given, one or more principals of each party shall meet at a mutually agreeable location in San Francisco, California, for the purpose of determining whether they can resolve the dispute themselves by written agreement, and, if not, whether they can agree upon a third-party impartial arbitrator (the “Arbitrator”) to whom to submit the matter in dispute for final and binding arbitration. If the parties fail to resolve the dispute by written agreement or agree on the Arbitrator within such twenty-one (21) day period, either party may make written application to the Judicial Arbitration and Mediation Services (“JAMS”), JAMS, 2 Embarcadero Center Suite 1100, San Francisco, CA 94111, for the appointment of a single Arbitrator to resolve the dispute by arbitration and at the request of JAMS, the parties shall meet with JAMS at its offices or confer with JAMS by telephone within ten (10) calendar days of such request to discuss the dispute and the qualifications and experience which each party respectively believes the Arbitrator should have; provided, however, the selection of the Arbitrator shall be the exclusive decision of JAMS and shall be made within thirty (30) days of the written application to JAMS. Within 30 days of the selection of the Arbitrator, the parties shall meet in San Francisco, California with such Arbitrator at a place and time designated by the Arbitrator after consultation with the parties and present their respective positions on the dispute. Each party shall have no longer than one day to present its position, the entire proceedings before the Arbitrator shall be on no more than three consecutive days, and the award shall be made in writing no more than 30 days following the end of the proceeding. Such award shall be a final and binding determination of the dispute and shall be fully enforceable as an arbitration award in any court having jurisdiction and venue over the parties. The prevailing party (as determined by the Arbitrator) shall in addition be awarded by the Arbitrator such party’s own attorneys’ fees and expenses in connection with such proceeding. The non-prevailing party (as determined by the Arbitrator) shall pay the Arbitrator’s fees and expenses.

11. Effect on Other Agreements. In the event that you are a party to any employment agreement (“Employment Agreement”) with the Corporation, it is the intention that this Agreement provide benefits which are not otherwise provided by any Employment Agreement. Therefore, in the event that during the term of this Agreement you are entitled to benefits under both this Agreement and any Employment Agreement, then you shall only receive the greater of the benefits provided under either this Agreement or such Employment Agreement, but not both. In the event you receive benefits under this Agreement, you waive all rights to receive any benefits under such Employment Agreement, and vice versa.

12. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all other prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein, including, without limitation, any prior change in control agreements or severance agreements, is hereby terminated and canceled, except for the Change of Control Agreement, dated October 28, 2002, between you and the Corporation; provided, however, that any Employment Agreement as amended by Section 12 hereof shall remain in full force and effect and shall, pursuant to the terms and conditions thereof, provide certain severance benefits to you upon certain terminations of employment. Any of your rights hereunder shall be in addition to any rights you may otherwise have under benefit plans or agreements of the Corporation to which you are a party or in which you are a participant, including, but not limited to, any Corporation sponsored employee benefit plans and stock options plans. Provisions of this Agreement shall not in any way abrogate your rights under such other plans and agreements.

13. At-Will Employment. Nothing contained in this Agreement shall (i) confer upon you any right to continue in the employ of the Corporation, (ii) constitute any contract or agreement of employment, or (iii) interfere in any way with the at-will nature of your employment with the Corporation.

If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Corporation the enclosed copy of this letter. A duly authorized officer of the Corporation will sign this letter and a fully executed copy will be returned to you, constituting our agreement on this subject. Unless and until accepted in writing by the Corporation, this Agreement is deemed to be neither executed nor effective.

Sincerely,

NEXT LEVEL COMMUNICATIONS, INC. /s/ Keith A. Zar
Name: Keith A. Zar Title: Senior Vice President

Agreed and Accepted,

this 7th day of March, 2003.

/s/ Kenneth L. St. Cyr
Kenneth L. St. Cyr

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